THE AAL MUTUAL FUNDS
625 Fourth Avenue South
Minneapolis, MN 55415

May 12, 2004

Securities and Exchange Commission
Branch of Document Control
Room 1004
450 Fifth Street, N.W.
Washington, DC 20549

RE: The AAL Mutual Funds
    Registration No. 333-113514 and 811-5075
    Initial Registration Statement on Form N-14

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, The AAL Mutual Funds (the Registrant) and Thrivent Investment Management Inc. (the principal underwriter of the funds offered by the Registrant) each respectfully requests that the above-referenced registration become effective on May 12, 2004, or as soon thereafter as practicable.

Very truly yours,

THE AAL MUTUAL FUNDS

By /s/ Marlene J. Nogle
   -------------------------------------
   Marlene J. Nogle
   Its Assistant Secretary

THRIVENT INVESTMENT MANAGEMENT INC.

By /s/ Marlene J. Nogle
   -------------------------------------
   Marlene J. Nogle
   Its Assistant Secretary